                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       MITCHELL ENERGY & DEVELOPMENT CORP.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   606592 20 2
                                   -----------
                                 (CUSIP Number)


                              Spiros N. Vassilakis
                              2002 Timberloch Place
                           The Woodlands, Texas 77380
                                 (713) 377-5605
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  April 3, 2001
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 606592 20 2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NUMBER

    George P. Mitchell
    Social Security Number ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)                                                             [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           27,039,505 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,022,506 shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    27,039,505 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,022,506 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,062,011 shares, includes 1,022,506 shares as to which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

CUSIP NO. 606592 20 2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NUMBER

    Cynthia Woods Mitchell
    Social Security Number ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)                                                             [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,022,506 shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,022,506 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,022,506 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


         Capitalized terms that are not otherwise defined in this Amendment No. 2 have the meanings ascribed to them in Amendment No. 1 to the original Schedule 13D filed with the Securities and Exchange Commission ("Commission") on June 29, 2000 ("Amended Filing") by George P. Mitchell and Cynthia Woods Mitchell with respect to the Class A Common Stock, $.10 par value, of Mitchell Energy & Development Corp. (the "Company").

         The Amended Filing is hereby supplemented and amended to the extent set forth in this Amendment No. 2.

ITEM 4.           PURPOSE OF TRANSACTION

         On April 3, 2001 the Company filed a Registration Statement on Form S-3 with the Commission covering the underwritten public offering of 4,500,000 shares of Class A Common Stock (or up to 5,175,000 shares if the underwriters' overallotment option is exercised in full) owned by Mr. Mitchell through a syndicate of underwriters for whom Credit Suisse First Boston Corporation, Goldman Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives (the "Proposed Public Offering"). It is contemplated that the Proposed Public Offering will be consummated as promptly as practicable following the effective date of the foregoing registration statement. The last reported sales price of the Class A Common Stock on the New York Stock Exchange on April 2, 2001 was $52.00.

         Except as noted in this Item 4, neither Mr. Mitchell nor Mrs. Mitchell currently has any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. In the past, the Company publicly announced that it was exploring strategic alternatives to maximize shareholder values, including a possible sale of the Company ("Value Initiatives"). While no Value Initiatives are actively being pursued by the Company at the date of this Amendment No. 2, Mr. Mitchell, in his capacity as Chief Executive Officer of the Company and as a member of the Company's Board of Directors, may consider or be called to act upon Value Initiatives, or other matters of the sort described in paragraphs (a) through
(j) of Item 4 of Schedule 13D, in the future.




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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following table sets forth the number of shares of Class A Common Stock owned by Mr. Mitchell and Mrs. Mitchell, in each case as of March 13, 2001 and as of the date of this Amendment No. 2:


           OWNER                                                 SHARES BENEFICIALLY OWNED
------------------------------ ------------------------------------------------------------------------------------------
                                    SOLE VOTING              SHARED                                      PERCENTAGE
                                        AND                VOTING AND                                        OF
                                 DISPOSITIVE POWER      DISPOSITIVE POWER          TOTAL           OUTSTANDING SHARES(4)
                               --------------------  ----------------------  ----------------    ------------------------
George P. Mitchell             27,039,505(1)(2)          1,022,506(3)        28,062,011(5)                55.8%(5)

Cynthia Woods Mitchell         -0-                       1,022,506(1)         1,022,506                    2.0

---------------------

(1) Subject to shared power of spouse under applicable Texas marital property laws.

(2) Includes 404,666 shares of Class A Common Stock which Mr. Mitchell has the right to acquire within 60 days following March 13, 2001 upon the exercise of stock options.

(3) Owned of record by Cynthia Woods Mitchell. Mr. Mitchell disclaims beneficial ownership of these shares.

(4) For purposes of this calculation, the Company's outstanding shares of Class A Common Stock include: (a) the 49,842,285 shares outstanding at March 13, 2001, and (b) the 404,666 shares referred to in footnote (2) above.

(5) Upon the consummation of the sale by Mr. Mitchell of 4.5 million shares of Class A Common Stock pursuant to the Proposed Public Offering, the percentage of outstanding shares of Class A Common Stock beneficially owned by him will be reduced to 23,562,011 shares, or 46.9%. If the underwriters' option to purchase additional shares to cover overallotments is exercised in full, the number of shares of Class A Common Stock owned by him will be further reduced to 22,887,011 shares, or 45.5%.

         Except as contemplated by the Proposed Public Offering, neither Mr. Mitchell nor Mrs. Mitchell has engaged in any transactions in shares of the Class A Common Stock within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as contemplated by the Proposed Public Offering or otherwise referred to in Item 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.




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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct. Dated: April 3, 2001.


                                         /s/ George P. Mitchell
                                         ---------------------------------------
                                         George P. Mitchell



                                         /s/ Cynthia Woods Mitchell
                                         ---------------------------------------
                                         Cynthia Woods Mitchell




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